UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

International Stem Cell Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05577Y107

(CUSIP Number)

Ruslan Semechkin, President
X-Master, Inc.
1 Overlook Drive, Unit 11
Amherst, New Hampshire 03031
Tel. (603) 672-7070

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Michael B. Tule
McLane, Graf, Raulerson & Middleton, Professional Association
900 Elm Street, P.O. Box 326
Manchester, New Hampshire 03105-0326
Tel. (603) 625-6464

March 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Page 1 of 12 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. X-Master, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A New Hampshire Corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 41,395,4301
9. Sole Dispositive Power
10. Shared Dispositive Power 41,395,4301
11. Aggregate Amount Beneficially Owned by Each Reporting Person 41,395,4301
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 34%2
14. Type of Reporting Person (See Instructions) CO

____________________
1 Of the 41,395,430 shares of common stock, $.001 par value (“Common Shares”) reported, 12,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock, and 10 shares of Series D Preferred Stock issued to the Reporting Person.  An additional 2,037,800 Common Shares are held by A. Semechkin and 14,490,000 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, and the exercise of options to purchase 1,290,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner.  25,630 Common Shares are held by R. Semechkin, and an additional 342,000 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner.  12,500,000 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

2 The calculation of the percentage is based on (i) 82,314,115 Common Shares outstanding as of March 9, 2012, as reported by the Issuer and (ii) 39,332,000 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock, 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, and the exercise of options to purchase 1,632,000 Common Shares of the Issuer.

Page 2 of 12 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. Andrey Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 41,395,4303
9. Sole Dispositive Power
10. Shared Dispositive Power 41,395,4303
11. Aggregate Amount Beneficially Owned by Each Reporting Person 41,395,4303
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 34%4
14. Type of Reporting Person (See Instructions) IN

___________________
3 Of the 41,395,430 shares of common stock, $.001 par value (“Common Shares”) reported, 2,037,800 Common Shares are held by the Reporting Person and an additional 14,490,000 shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by the Reporting Person, and exercise of options to purchase 1,290,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days. 12,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock and 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 25,630 Common Shares are held by R. Semechkin, and an additional 342,000 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 12,500,000 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

4 The calculation of the percentage is based on (i) 82,314,115 Common Shares outstanding as of March 9, 2012, as reported by the Issuer and (ii) 39,332,000 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock, 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, and the exercise of options to purchase 1,632,000 Common Shares of the Issuer.

Page 3 of 12 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. Ruslan Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 41,395,4305
9. Sole Dispositive Power
10. Shared Dispositive Power 41,395,4305
11. Aggregate Amount Beneficially Owned by Each Reporting Person 41,395,4305
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 34%6
14. Type of Reporting Person (See Instructions) IN

________________
5 Of the 41,395,430 shares of common stock, $.001 par value (“Common Shares”) reported, 25,630 Common Shares are held by the Reporting Person and an additional 342,000 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days. 12,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock and 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 2,037,800 Common Shares are held by A. Semechkin and an additional 14,490,000 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, and the exercise of options to purchase 1,290,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 12,500,000 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

6 The calculation of the percentage is based on (i) 82,314,115 Common Shares outstanding as of March 9, 2012, as reported by the Issuer and (ii) 39,332,000 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock, 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, and the exercise of options to purchase 1,632,000 Common Shares of the Issuer.

Page 4 of 12 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. AR Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 41,395,4307
9. Sole Dispositive Power
10. Shared Dispositive Power 41,395,4307
11. Aggregate Amount Beneficially Owned by Each Reporting Person 41,395,4307
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 34%8
14. Type of Reporting Person (See Instructions) CO

_____________
7 Of the 41,395,430 shares of common stock, $.001 par value (“Common Shares”) reported, 12,500,000 shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to the Reporting Person. 12,000,000 shares are issuable upon conversion of 2,000,000 shares of Series C Preferred Stock and 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 25,630 Common Shares are held by R. Semechkin, and an additional 342,000 Common Shares are issuable upon the exercise of options presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. An additional 2,037,800 Common Shares are held by A. Semechkin and 14,490,000 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, and the exercise of options to purchase 1,290,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner.

8 The calculation of the percentage is based on (i) 82,314,115 Common Shares outstanding as of March 9, 2012, as reported by the Issuer and (ii) 39,332,000 Common Shares to be issued upon the conversion of 2,000,000 shares of Series C Preferred Stock, 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, and the exercise of options to purchase 1,632,000 Common Shares of the Issuer.

Page 5 of 12 Pages

Amendment No. 7 to Schedule 13D

This Schedule 13D represents (i) the initial Statement on Schedule 13D (the “Initial Statement”) by AR Partners, LLC (“AR Partners”); and (ii) Amendment No. 7 to Schedule 13D (“Amendment”) amending and supplementing the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2009, as amended by Amendment No. 1 to Schedule 13D dated January 22, 2009, Amendment No. 2 to Schedule 13D dated March 16, 2009, Amendment No. 3 to Schedule 13D dated June 30, 2009, Amendment No. 4 to Schedule 13D dated September 30, 2009, Amendment No. 5 to Schedule 13D dated October 13, 2009, and Amendment No. 6 to Schedule 13D dated January 18, 2011 (the “Schedule 13D”) by and on behalf of X-Master, Inc. (“X-Master”), Andrey Semechkin (“A. Semechkin”), and Ruslan Semechkin (“R. Semechkin”); AR Partners, X-Master, A. Semechkin, and R. Semechkin are each a “Reporting Person” and collectively, the “Reporting Persons”.  Unless otherwise stated herein, all capitalized terms used in this Amendment have the same meanings as those set forth in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

The title of the class of equity securities to which this Initial Statement and Amendment relate is the Common Stock, par value $0.001 per share (sometimes referred to herein as “Common Shares”), of the Issuer issuable upon the conversion of the Reporting Persons’ Series C, Series D, and Series G Preferred Stock of the Issuer.

The principal executive offices of the Issuer are located at 5950 Priestly Drive, Carlsbad, California 92008.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This statement is filed on behalf of X-Master, Inc., a New Hampshire corporation.  The principal business of X-Master, Inc. is to hold real estate and other assets and investments.  The principal business address of X-Master, Inc. is 1 Overlook Drive, Unit 11, Amherst, New Hampshire 03031.  During the last five years, X-Master, Inc. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is filed on behalf of AR Partners, LLC, a Delaware limited liability company.  The principal business of AR Partners, LLC is to purchase and hold securities and other personal property.  The principal business address of AR Partners, LLC is 5950 Priestly Drive, Carlsbad, CA 92008.  During the last five years, AR Partners, LLC has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is filed on behalf of Andrey Semechkin.  Mr. Semechkin’s business address is 5950 Priestly Drive, Carlsbad, CA 92008.  Mr. Semechkin is Director and sole shareholder of X-Master, Inc., and is the sole member of AR Partners, LLC.  Mr. Semechkin is also a Director and the Chief Executive Officer of International Stem Cell Corporation, an early-stage stem cell therapeutics company, with an address of 5950 Priestly Drive, Carlsbad, CA 92008.  During the last five years, Mr. Semechkin has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Semechkin is a citizen of Russia.

This statement is filed on behalf of Ruslan Semechkin.  Mr. Semechkin’s business address is 5950 Priestly Drive, Carlsbad, CA 92008.  Mr. Semechkin is President of X-Master, Inc. and the sole manager of AR Partners, LLC.  Mr. Semechkin is also a Director, Vice President, and research scientist of International Stem Cell Corporation, an early-stage stem cell therapeutics company, with an address of 5950 Priestly Drive, Carlsbad, CA 92008.  During the last five years, Mr. Semechkin has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Semechkin is a citizen of Russia.

Page 6 of 12 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by the addition of the paragraph set forth below, immediately prior to the paragraph that presently states “[t]he shares referred to in this Item 3 are sometimes referred to in this statement as the “Group Shares”:

The source of funds for the acquisition of 5,000,000 shares of Series G Preferred Stock on March 9, 2012 for a purchase price of $5,000,000.00, was primarily from the working capital of AR Partners, LLC.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following after the section relating to the Series D Preferred Stock:

The Series G Preferred Stock

On March 9, 2012, the Issuer entered into a Series G Convertible Preferred Stock Purchase Agreement (the “Series G Purchase Agreement”) with AR Partners, LLC providing for the issuance and sale of 5,000,000 shares of Series G Preferred Stock, at a purchase price of $1.00 per share.  Each share of Series G Preferred Stock is convertible at the holder’s option, to Common Shares at the conversion rate of $0.40 per share (or 2.5 Common Shares for each share of Series G Preferred Stock, subject to adjustment as set forth in the Certificate of Designation of the Series G Preferred Stock filed in the office of the Delaware Secretary of State on March 9, 2012 (the “Series G Certificate”)).  The closing of the transaction contemplated by the Series G Purchase Agreement took place on March 9, 2012.  The issuance of the Series G Preferred Stock was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Representations and Warranties; Covenants.  The Series G Purchase Agreement contained customary representations and warranties by the Issuer.  It also contains certain covenants, including customary indemnification covenants covering AR Partners, LLC.

Certificate of Designation.  The Series G Certificate, which was filed with and accepted by the Delaware Secretary of State on March 9, 2012, establishes the rights, designations, preferences, qualifications, privileges, limitations, and restrictions of the Series G Preferred Stock.

Rank, Parity and Seniority.  The Series G Preferred Stock ranks senior to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and the Common Shares, but junior to the Series D Preferred Stock, as to dividends and liquidating distributions.

Dividends.  Series G Preferred Stock accumulates dividends at the rate per annum of six percent (6%) of the original purchase price per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series G Preferred Stock).  Accumulated dividends on the Series G Preferred Stock shall be cumulative and shall be paid, from funds lawfully available for the payment of dividends, to the holders of Series G Preferred Stock only upon the occurrence of a liquidation event, unless arising from the Issuer’s insolvency.

Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the Issuer, either voluntary or involuntary, the holders of Series G Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Issuer to the holders of junior Preferred Stock and Common Shares, an amount per share equal to the sum of (i) the Series G original issue price (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes with respect to the Series G Preferred Stock), and (ii) any accrued but unpaid Series G dividends.  If upon the occurrence of a liquidation event, the assets and funds legally available for distribution to stockholders shall be insufficient to permit the payment to all holders of Series G Preferred Stock of the full liquidation amount for such series, then the entire assets and funds of the Issuer legally available for distribution to stockholders shall be distributed ratably among the holders of Series G Preferred Stock to the extent required under (i) and (ii).

Voting.  Each holder of Series G Preferred Stock is entitled to vote on each matter on which holders of Common Shares are entitled to vote on an as-converted basis.  Each share of Series G Preferred Stock is entitled to one vote on any matter relating to an adverse change in the rights of the Series G Preferred Stock or the rights of the holders of the Series G Preferred Stock and on any matter as to which the approval of the holders of the Series G Preferred Stock as a class is required by law, including, but not limited to, any increase in the number of Series G Preferred Stock issuable by the Issuer.  The holders of 67% of the shares of Series G Preferred Stock, exclusively and as a separate class, are entitled to nominate and elect two (2) directors, at least one of which nominees shall be subject to the approval of the Issuer’s “independent” directors (as defined in the NASDAQ Marketplace Rules).  Donald Wright currently serves on the Board of Directors of the Issuer and as of the closing of the Series G Purchase Agreement shall be deemed one of the Series G directors.  As of the closing of the Series G Purchase Agreement, Kenneth C. Aldrich resigned as a director of the Issuer and the Board of Directors elected James Berglund, the “independent” director nominee of the purchaser of Series G Preferred Stock, to fill this vacancy.  If an initial Series G Director ceases to serve as a director, then a majority of holders of Series G Preferred Stock shall have the sole right to nominate and elect a replacement director, subject to the requirements set forth in the Series G Certificate.

Page 7 of 12 Pages

Conversion.  Each share of Series G Preferred Stock is convertible, at the option of the holder, into Common Shares at the conversion rate of $.40 per share (or 2.5 Common Shares for each share of Series G Preferred Stock), subject to adjustment for certain diluting issuances and other events as provided in the Series G Certificate.

Protective Provisions – Series G Stockholders.  The Issuer shall not, without the consent of the holders of 67% of the Series G Preferred stock, take any of the following actions:  liquidate, dissolve or wind-up the affairs of the Issuer, or effect any deemed liquidation event; or amend, alter, or repeal any provision of the Certificate of Incorporation, certificates of designation, Bylaws or other document or agreement in a manner adverse to the Series G Preferred Stock; or sell, transfer, or assign substantially all of its assets of the Issuer, whether directly or indirectly by stock sale, merger, or otherwise, or permit any direct or indirect subsidiary to sell, transfer, or assign, substantially all of its assets, whether directly or indirectly by stock sale, merger, or otherwise; or create or authorize the creation of or issue or obligate itself to issue any other security, or any other securities convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or in addition to those granted the Series G Preferred Stock, or altering the percentage of board seats held by the Series C, D, and G Directors combined (or, the Series D Directors, as the case may be), or increase the authorized number of shares of Series G Preferred Stock; or create or authorize the creation of or issue or obligate itself to issue any other security, or any other securities convertible into or exercisable for any equity security, having liquidation rights, preferences, or privileges senior to, in addition to, or in parity with those granted the Series G Preferred Stock (except that the Issuer may issue securities with liquidation preferences in parity with the Series G Preferred Stock); or purchase or redeem or pay any dividend on any capital stock prior to the Series G Preferred Stock; or create or authorize the creation of any new debt security if the Issuer’s aggregate indebtedness would exceed $100,000; or increase or decrease the size of the Board of Directors.

Protective Provisions – Board of Directors.  The Issuer shall not, without the consent of the Series C, Series D, and Series G directors, take the following actions: make loans or advances to employees, except as in the ordinary course of business as part of travel advances or salary (promissory notes for purchase of shares permitted); change the compensation of the executive officers of the Corporation, including approving any option grants; make guarantees of indebtedness for money borrowed except in the ordinary course of business; change the principal business of the Corporation, enter new lines of business, or exit the current line of business; own or permit any subsidiary to own any stock or other securities of any other corporation, partnership, or entity unless it is wholly owned by the Corporation; incur any debt security, or debt that is secured by any assets of the Corporation (other than sale & lease-back types of credit); make investments in, or loans to, any third parties; sell, transfer, license, pledge, or encumber technology or intellectual property, other than licenses granted in the ordinary course of business; or incur aggregate indebtedness in excess of $100,000.

Board Composition.  In connection with and as required by the Series G Certificate, the Issuer’s board of directors shall be comprised of no more than seven (7) members.  To create a vacancy for the “independent” Series G Preferred Stock director designee, Kenneth C. Aldrich resigned from the Issuer’s board of directors.

Management.  In connection with the transaction, the Issuer also entered into a management rights letter granting AR Partners, LLC access to certain information.

Amended and Restated Investor Rights Agreement.  In connection with the closing of the Series G Purchase Agreement, the Issuer granted the Reporting Persons the right to participate, on a pro rata basis, in future issuances of the Issuers securities, pursuant to an Amended and Restated Investors’ Rights Agreement which supersedes and replaces the Investors’ Rights Agreement entered into in connection with the sale of Series D Preferred Stock.

The foregoing description of the Series G Purchase Agreement, the Series G Certificate, the Management Rights Letter, and the Amended and Restated Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Series G Purchase Agreement, the Series G Certificate, the Management Rights Letter, and the Amended and Restated Investor Rights Agreement, as applicable, copies of which are filed as Exhibits 6, 7, 8 and 9, respectively, and are incorporated in this statement by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)  As of March 9, 2012, X-Master, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 41,395,430 Common Shares.  The Group Shares represent approximately 34% of the total number of shares of Common Shares outstanding as of March 9, 2012 (plus the 39,332,000 Common Shares which would be outstanding upon the conversion of the Series C, Series D, and Series G Preferred Stock and exercise of stock options and assuming that no other shares of preferred stock or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

Page 8 of 12 Pages

As of March 9, 2012, A. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 41,395,430 Common Shares.  The Group Shares represent approximately 34% of the total number of shares of Common Shares outstanding as of March 9, 2012 (plus the 39,332,000 Common Shares which would be outstanding upon the conversion of the Series C, Series D, and Series G Preferred Stock and exercise of stock options and assuming that no other shares of preferred stock or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of March 9, 2012, R. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 41,395,430 Common Shares.  The Group Shares represent approximately 34% of the total number of shares of Common Shares outstanding as of March 9, 2012 (plus the 39,332,000 Common Shares which would be outstanding upon the conversion of the Series C, Series D, and Series G Preferred Stock and exercise of stock options and assuming that no other shares of preferred stock or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of March 9, 2012, AR Partners, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 41,395,430 Common Shares.  The Group Shares represent approximately 34% of the total number of shares of Common Shares outstanding as of March 9, 2012 (plus the 39,332,000 Common Shares which would be outstanding upon the conversion of the Series C, Series D, and Series G Preferred Stock and exercise of stock options and assuming that no other shares of preferred stock or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

(b)	Number of shares as to which X-Master has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 41,395,430
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 41,395,430

Number of shares as to which A. Semechkin has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 41,395,430
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 41,395,430

Number of shares as to which R. Semechkin has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 41,395,430
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 41,395,430

Number of shares as to which AR Partners has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 41,395,430
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 41,395,430

(c)  On March 9, 2012, AR Partners acquired 5,000,000 shares of Series G Preferred Stock for $1.00 per share convertible into common stock, par value $0.001 per share, at a conversion rate of $0.40 per share, for a total of 12,500,000 Common Shares. The acquisition was made pursuant to the Series G Convertible Preferred Stock Purchase Agreement described in Item 4 above.

(d)  Not applicable.

(e)  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Agreement of Joint Filing, dated March 12, 2012, by and among X-Master, Inc., AR Partners, LLC, Andrey Semechkin, and Ruslan Semechkin.

Exhibit 2:
Power of Attorney, dated November 19, 2008, relating to X-Master, Inc. (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Page 9 of 12 Pages

Exhibit 3:
Power of Attorney, dated November 19, 2008, relating to Andrey Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 4:
Power of Attorney, dated November 19, 2008, relating to Ruslan Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 5:
Power of Attorney, dated March 8, 2012, relating to AR Partners, LLC (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 3 with respect to International Stem Cell Corporation, filed on March 12, 2012).

Exhibit 6:	Series G Convertible Preferred Stock Purchase Agreement, dated March 9, 2012, made by and between the Issuer and AR Partners, LLC.

Exhibit 7:	Certificate of Designation of Rights, Preferences, Privileges and Restrictions of the Series G Preferred Stock, filed in the office of the Delaware Secretary of State on March 9, 2012.

Exhibit 8:	Management Rights Letter dated March 9, 2012 from the Issuer to AR Partners, LLC.

Exhibit 9:	Amended and Restated Investors’ Rights Agreement, dated March 9, 2012, made by and among the Issuer and the Reporting Persons.

  [Signature page follows]

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2012	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrey Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Ruslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

AR Partners, LLC

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Signature page to AMENDMENT NO. 7 TO SCHEDULE 13D – CUSIP Number 05577Y107

Page 11 of 12 Pages

Exhibit 1
AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value, of International Stem Cell Corporation, a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: March 12, 2012	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrey Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Ruslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

AR Partners, LLC

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Page 12 of 12 Pages

Exhibit 6

SERIES G CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES G CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of the Ninth day of March 2012 by and between International Stem Cell Corporation, a Delaware corporation (the “Company”) and AR Partners, LLC, a Delaware limited liability company (the “Purchaser”).

The parties hereby agree as follows:

1.	Purchase and Sale of Preferred Stock.

1.1	Sale and Issuance of Series G Preferred Stock.

1.1.1
The Company shall adopt and file with the Secretary of State of the State of Delaware on or before the Closing (as defined below) the Certificate of Designation in the form of Exhibit A attached to this Agreement (the “Certificate”).

1.1.2
Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing Five Million (5,000,000) shares of Series G Convertible Preferred Stock (the “Series G Preferred Stock”), $.001 par value per share, at a purchase price of $1.00 per share.  The shares of Series G Preferred Stock issued to the Purchaser pursuant to this Agreement shall be referred to in this Agreement as the “Shares.”

1.2	Closing; Delivery.

1.2.1
The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, at 10:00 a.m., on March 9, 2012, or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the “Closing”).

1.2.2
At the Closing, the Company shall deliver to the Purchaser a certificate representing the Shares against payment of the purchase price therefor by wire transfer to a bank account designated by the Company.

1.2.3
At the Closing, the Company shall pay to the Purchaser a transaction fee in the amount of $15,000.00, by wire transfer to a bank account designated by the Purchaser, to reimburse the Purchaser for legal and other expenses related to the transactions contemplated by this Agreement.

Exhibit 6 - Page 1

1.3
Use of Proceeds.  The Company shall use the net proceeds from the sale of the Shares for working capital purposes and will not use the proceeds for (a) the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) the redemption of any common stock or common stock equivalents, (c) the settlement of any outstanding litigation, or (d) making any investments in securities or otherwise purchasing any equity or debt securities, including without limitation purchasing any corporate, governmental, municipal or auction-rate bonds or other debts instruments (whether at auction, in the open market or otherwise), any commercial or chattel paper, or any certificates of deposit, or investing in any money market or mutual funds, except short term securities issued by or guaranteed by the United States government or an agency thereof or money market funds comprised of such securities.

1.4	Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means stock of the Company of any class (however designated) whether now or hereafter authorized, which generally has the right to participate in the voting and in the distribution of earnings and assets of the Company without limit as to amount or percentage, including the Company’s Common Stock, $.001 par value per share.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company Intellectual Property” means all patents, patent applications, trademarks, trademark applications, service marks, tradenames, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of the Company’s business as now conducted and as presently proposed to be conducted.

 “Exchange Act” means the Securities Exchange Act of 1934.

Exhibit 6 - Page 2

“Independent Directors” means those members of the Board of Directors of the Company who qualify as independent directors under Section 5605(b)(2) of the Nasdaq Marketplace Rules, as may be succeeded, replaced, or amended from time to time.

“Investors’ Rights Agreement” means the agreement between the Company and the Purchaser dated as of the date of the Initial Closing, in the form of Exhibit B attached to this Agreement.

“Key Employee” means any executive-level employee (including division director and vice president-level positions) as well as any employee or consultant who either alone or in concert with others develops, invents, programs or designs any Company Intellectual Property.

“Knowledge,” including the phrase “to the Company’s knowledge,” shall mean the actual knowledge after reasonable investigation of the following officers:  Linh T. Nguyen, Jeffrey Janus, Kenneth C. Aldrich, Kurt May and Andrey Semechkin.

“Lien” means, with respect to any asset, (i) any mortgage, deed of trust, lien, pledge, encumbrance, charge, easement, rights of first refusal, servitude or transfer restriction or security interest of any kind whatsoever in or on such asset (including the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction), (ii) the interest of a vendor or a lessor under any conditional sale agreement, capital Lease or title retention agreement relating to such asset and (iii) in the case of securities, any purchase option, call, appreciation right or similar right of a third party with respect to such securities.  For the avoidance of doubt, the license of an Intellectual Property right shall not in itself constitute a Lien.

 “Management Rights Letter” means the agreement between the Company and the Purchaser, dated as of the date of the Initial Closing, in the form of Exhibit C attached to this Agreement.

“Material Adverse Effect” means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the Company.

“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Securities” shall mean the Shares.

“Underlying Shares” shall means the shares of Common Stock issued from time to time upon conversion of the Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the shares of Series G Convertible Preferred Stock issued at the Closing.

“Subsidiary” means any entity in which the Company owns thirty (30%) or more of the outstanding voting securities.

Exhibit 6 - Page 3

“Transaction Agreements” means this Agreement, the Investor’s Rights Agreement, and the Management Rights Letter.

2.	Representations and Warranties of the Company.

The Company hereby represents and warrants to the Purchaser that, except as disclosed in any SEC Report (as defined below) filed after January 1, 2011 or as set forth on the Disclosure Schedule attached as Exhibit D to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Closing, except as otherwise indicated.  The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 2, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Section 2 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

For purposes of these representations and warranties, the term “the Company” shall include any Subsidiaries of the Company, unless otherwise noted herein.

2.1
Organization, Good Standing, Corporate Power and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.  The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

Exhibit 6 - Page 4

2.2
Capitalization.  The capitalization of the Company is as set forth in Section 2.2 of the Disclosure Schedule (whether or not disclosed in SEC Reports), which Schedule 2.2 shall also include the number of shares of Common Stock owned beneficially, and of record, by Affiliates of the Company as of the date hereof if not already reported on Form 3 or Form 4.  The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options under the Company’s stock option plans and pursuant to the conversion or exercise of Common Stock Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act.  Other than holders of Series D Preferred Stock, no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  Except as a result of the purchase and sale of the Securities or as described in the SEC Reports or for issuances under the Company’s stock option plans subsequent to September 30, 2011, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents.  Except as set forth in the Disclosure Schedules, the issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Investor) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  No further approval or authorization of any stockholder, the Board of Directors or others is required for the issuance and sale of the Securities.  There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

2.3
Authorization.  All corporate action required to be taken by the Company’s Board of Directors and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to the Closing.  All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the Closing.  The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors’ Rights Agreement may be limited by applicable federal or state securities laws.

Exhibit 6 - Page 5

2.4
Valid Issuance of Shares.  The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser.  Assuming the accuracy of the representations of the Purchaser in Section 3 of this Agreement and subject to the filings described in Section 2.5(ii) below, the Shares will be issued in compliance with all applicable federal and state securities laws.  The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by the Purchaser.  Based in part upon the representations of the Purchaser in Section 3 of this Agreement, and subject to Section 2.5 below, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

2.5
Governmental Consents and Filings.  Assuming the accuracy of the representations made by the Purchaser in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Certificate, which will have been filed as of the Closing, and (ii) filings pursuant to Regulation D of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner.

2.6
Litigation.  There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company’s knowledge, currently threatened (i) against the Company or any officer, director or Key Employee of the Company arising out of their employment or board relationship with the Company; or (ii) that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements.  Neither the Company nor, to the Company’s knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company).  There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate.  The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

Exhibit 6 - Page 6

2.7
SEC Reports; Financial Statements.  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the Notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

2.8
Material Changes.  Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof and for operating losses incurred in the ordinary course of business consistent with past losses, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) other than dividends paid on shares of Series D Preferred Stock, the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans or on conversion or exercise of Common Stock Equivalents. The Company does not have pending before the Commission any request for confidential treatment of information.  Except for the issuance of the Securities contemplated by this Agreement or as set forth in the Disclosure Schedules, no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least two Trading Days prior to the date that this representation is made.

Exhibit 6 - Page 7

2.9
Labor Relations.  No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which could reasonably be expected to result in a Material Adverse Effect.  None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good.  No executive officer, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.  The Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.10
Compliance.  Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

2.11
Regulatory Permits.  The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

Exhibit 6 - Page 8

2.12
Title to Assets.  The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties.  Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

2.13
Patents and Trademarks.  The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  Neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person.  To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has duly and properly filed or caused to be filed with the United States Patent and Trademark Office (the “PTO”) and applicable foreign and international patent authorities all patent applications owned by the Company (the “Company Patent Applications”). To the knowledge of the Company, the Company has complied with the PTO’s duty of candor and disclosure for the Company Patent Applications and has made no material misrepresentation in the Company Patent Applications.  The Company is not aware of any information material to a determination of patentability regarding the Company Patent Applications not called to the attention of the PTO or similar foreign authority.  The Company is not aware of any information not called to the attention of the PTO or similar foreign authority that would preclude the grant of a patent for the Company Patent Applications.  The Company has no knowledge of any information that would preclude the Company from having clear title to the Company Patent Applications.

Exhibit 6 - Page 9

2.14
Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage at least equal to the aggregate purchase price for the Shares.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

2.15
Transactions with Affiliates and Employees.  Except as set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

2.16
Sarbanes-Oxley; Internal Accounting Controls.  The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the Closing.  The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Exhibit 6 - Page 10

2.17
Certain Fees.  No brokerage or finder’s fees or commissions are or will be payable by the Investor to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Agreements as a result of any action taken by the Company.

2.18
Private Placement.  Assuming the accuracy of the Investor’s representations and warranties set forth in Section 3.2, no registration under the Securities Act or under any state securities or blue sky laws (“Blue Sky Laws”) is required for the offer and sale of the Securities by the Company to the Investor as contemplated hereby.  The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the OTC Bulletin Board.

2.19
Investment Company.  The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.  The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act of 1940, as amended.

2.20	Registration Rights. No Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

2.21
Listing and Maintenance Requirements.  The Common Stock is registered pursuant to Section 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

Exhibit 6 - Page 11

2.22
Application of Takeover Protections.  The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchaser as a result of the Purchaser and the Company fulfilling their obligations or exercising their rights under the Transaction Agreements, including without limitation as a result of the Company’s issuance of the Securities and the Purchaser’s ownership of the Securities.

2.23
Disclosure.  The Company understands and confirms that the Purchaser will rely on the foregoing representation in effecting transactions in securities of the Company.  All disclosure furnished by or on behalf of the Company to the Purchaser regarding the Company, its business and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or, when taken together, omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading.  The Company acknowledges and agrees that Purchaser does not make nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 hereof.

2.24
No Integrated Offering.  Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of the OTC Bulletin Board or any Trading Market on which any of the securities of the Company are listed or designated.

2.25
Solvency.  Based on the consolidated financial condition of the Company as of the Closing Date after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid.  The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).  The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing.

Exhibit 6 - Page 12

2.26
Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary has filed all necessary federal, state and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

2.27
No General Solicitation.  Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising.  The Company has offered the Securities for sale only to the Purchaser and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

2.28
Foreign Corrupt Practices.  Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

2.29
Accountants.  The Company’s accounting firm is Mayer, Hoffman, McCann PC.  To the knowledge and belief of the Company, such accounting firm (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Company’s Annual Report for the year ending December 31, 2011.

2.30
No Disagreements with Accountants and Lawyers.  There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company, and the Company is not aware of any circumstances with respect to its accountants or lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Agreements.

Exhibit 6 - Page 13

2.31
Regulation M Compliance.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the securities of the Company or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

2.32
No Longer “Shell”.  The Company has not been a Shell Company since December 28, 2006.  The Company filed Form 10 Information with the Commission in accordance with the rules and regulations of the Commission under the Exchange Act on or about December 29, 2006, and at all times since such date the Company has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and timely filed (or obtained extensions in respect thereof and filed within the applicable grace period) all reports and other materials required to be filed thereunder.

2.33
Clinical Studies.  The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or in which the Company or products or product candidates have participated that are described in the SEC Reports were and, if still pending, are being conducted in accordance in all material respects with all applicable federal, state or foreign statutes, laws, rules and regulations, as applicable (including, without limitation, those administered by the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”) or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA and current Good Laboratory and Good Clinical Practices) and in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional scientific methods, except where noncompliance would not have a material adverse effect. The descriptions in the SEC Reports of the results of such studies, tests and trials are accurate and complete in all material respects and fairly present the published data derived from such studies, tests and trials.  The Company has not received any notices or other correspondence from the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies, tests or preclinical or clinical trials, which termination, suspension or material modification would reasonably be expected to result in a Material Adverse Effect. No filing or submission to the FDA or any other federal, state or foreign regulatory body, that is intended to be the basis for any approval, contains any material statement or material false information.  The Company is in compliance with all applicable federal, state, local and foreign laws, regulations, orders and decrees governing their business as prescribed by the FDA, or any other federal, state or foreign agencies or bodies, including those bodies and agencies engaged in the regulation of pharmaceuticals or biohazardous substances or materials, except where noncompliance would not, singly or in the aggregate, result in a Material Adverse Effect.

Exhibit 6 - Page 14

3.	Representations and Warranties of the Purchasers.

The Purchaser hereby represents and warrants to the Company that:

3.1
Authorization.  The Purchaser (i) has full power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party and to incur the obligations herein and therein and (ii) if applicable, has been authorized by all necessary corporate action to execute, deliver and perform this Agreement and the other Transaction Agreements and to consummate the transactions contemplated hereby.  Each of this Agreement and the other Transaction Agreements is a valid and binding obligation of Purchaser enforceable in accordance with its terms, except as limited by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding at law or equity).

3.2	Securities Laws Representations and Covenants of Purchaser.

3.2.1
This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Company, which by the Purchaser’s execution of this Agreement the Purchaser hereby confirms, that the Securities to be received by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof such that the Purchaser would constitute an “underwriter” under the Securities Act.  The Purchaser has not granted any right to any other person to acquire the Securities purchased by the Purchaser or the Underlying Shares except as permitted by the Securities Act and Blue Sky Laws.

3.2.2
The Purchaser understands and acknowledges that the offering of the Securities pursuant to this Agreement will not be registered under the Securities Act or qualified under any Blue Sky Laws on the grounds that the offering and sale of the Securities are exempt from registration and qualification, respectively, under the Securities Act and the Blue Sky Laws, and that the Company’s reliance upon such exemption is predicated upon the Purchaser’s representations set forth in this Agreement.

Exhibit 6 - Page 15

3.2.3
The Purchaser covenants that it will not dispose of the Securities or the Underlying Shares except in compliance without registration under the Securities Act of 1933 or pursuant to an applicable exemption thereunder.

3.2.4
In connection with the investment representations made herein, the Purchaser represents that (i) the Purchaser is able to fend for itself in the transactions contemplated hereby; (ii) the Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Purchaser’s prospective investment in the Securities; (iii) the Purchaser has the ability to bear the economic risks of the Purchaser’s prospective investment and can afford the complete loss of such investment; (iv) the Purchaser has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares; (v) the Purchaser has been furnished with and has had access to such information as it has requested, including information to verify the accuracy of the information supplied; and (vi) the Purchaser has had access to officers of the Company and an opportunity to ask questions of and receive answers from such officers and has had all questions that have been asked by the Purchaser satisfactorily answered by the Company.

3.2.5
The Purchaser further represents by execution of this Agreement that the Purchaser qualifies as an “accredited investor” as such term is defined under Rule 501 promulgated under the Securities Act.  Any Purchaser that is a corporation, a partnership, a trust or other business entity further represents by execution of this Agreement that it has not been organized for the purpose of purchasing the Securities.

3.2.6
By acceptance hereof, the Purchaser agrees that the Securities, the Underlying Shares and any shares of capital stock of the Company received in respect of the foregoing held by it may not be sold by the Purchaser without registration under the Securities Act or an exemption therefrom, and therefore the Purchaser may be required to hold such securities for an indeterminate period.

3.3
Legends.  All certificates for the Securities, the Underlying Shares and each certificate representing any shares of capital stock of the Company received in respect of the foregoing, whether by reason of a stock split or share reclassification thereof, a stock dividend thereon or otherwise and each certificate for any such securities issued to subsequent transferees of any such certificate (unless otherwise permitted herein) shall bear the following legend:

“THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.  SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT.”

Exhibit 6 - Page 16

In addition, such certificates shall bear any legend that, in the opinion of the Company’s counsel, is required under the other Transaction Agreements or pursuant to any state, local or foreign law governing the Securities and the Underlying Shares.

3.4
Brokers or Finders.  The Purchaser represents and warrants that neither the Company nor the Purchaser has incurred, directly or indirectly, as a result of any action taken by the Purchaser (assuming that no unilateral action is taken by the Company), any liability for brokerage of finders’ fees or agents’ commissions or any similar charges in connection with this Agreement.

3.5
Acknowledgment of Reliance.  The Purchaser hereby agrees and acknowledges that the Company has been induced to enter into this Agreement and to issue and sell the Shares hereunder, in part, based upon the representations, warranties and covenants of the Purchaser contained herein.

4.	Conditions to the Purchaser’s Obligations at Closing.

The obligations of the Purchaser to purchase the Shares at the Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1	Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of such Closing.

4.2
Performance.  The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3	Compliance Certificate. The Chief Financial Officer of the Company shall deliver to the Purchaser at Closing a certificate certifying that the conditions specified in Section 4 have been fulfilled.

4.4
Qualifications.  All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

4.5
Opinion of Company Counsel.  The Purchaser shall have received from DLA Piper, counsel for the Company, an opinion, dated as of the Closing, in substantially the form of Exhibit E attached to this Agreement.

Exhibit 6 - Page 17

4.6	Investors’ Rights Agreement. The Company and the Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Investors’ Rights Agreement.

4.7
Certificate of Designation.  The Company shall have filed the Certificate with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

4.8
Secretary’s Certificate.  The Secretary of the Company shall have delivered to the Purchasers at the Closing a certificate certifying (i) the Bylaws of the Company, and (ii) resolutions of the Board of Directors of the Company approving the Transaction Agreements and the transactions contemplated under the Transaction Agreements.

4.9
Proceedings and Documents.  All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested.  Such documents may include good standing certificates.

4.10	Management Rights. A Management Rights Letter shall have been executed by the Company and delivered to the Purchaser.

5.	Conditions of the Company’s Obligations at Closing.

The obligations of the Company to sell Shares to the Purchaser at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1	Representations and Warranties. The representations and warranties of the Purchaser contained in Section 3 shall be true and correct in all respects as of the Closing.

5.2
Performance.  The Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before such Closing.

5.3
Qualifications.  All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4	Investor’s Rights Agreement. The Purchaser shall have executed and delivered the Investor’s Rights Agreement.

Exhibit 6 - Page 18

6.	Miscellaneous.

6.1
Survival of Warranties.  Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchaser or the Company.

6.2
Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3
Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

6.4
Counterparts; Facsimile.  This Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.5	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6
Notices.  Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery and if a fax number has been provided, upon delivery (with answerback confirmed), addressed to a party at its address and the fax number, if any, shown below or at such other address and fax number as such party may designate by three days advance notice to the other party.

Any notice to the Purchaser shall be sent to:

AR Partners, LLC
5950 Priestly Drive
Carlsbad, CA 92008
Telephone: (760) 651-1246with a copy to:

Exhibit 6 - Page 19

McLane, Graf, Raulerson & Middleton, Professional Association
900 Elm Street
P.O. Box 326
Manchester, NH  03105-0326
Attention:  Michael B. Tule, Esquire
Telephone:  603-625 6464
Fax:  603-625-5650

Any notice to the Company shall be sent to:

International Stem Cell Corporation
5950 Priestly Drive
Carlsbad, CA 92008
Attention:
Telephone:
Fax:

with a copy to:

DLA Piper US LLP
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
Attention:  Douglas J. Rein, Esquire
Telephone: 858-677-1443
Fax: 858-638-5043

6.7
No Finder’s Fees.  Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction.  The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible.  The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8
Amendments and Waivers.  Except as otherwise provided in this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and  the Purchaser.  Any amendment or waiver effected in accordance with this Section 6.8 shall be binding upon the Purchaser and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

Exhibit 6 - Page 20

6.9	Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.10
Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.11
Entire Agreement.  This Agreement (including the Exhibits hereto), the Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.12
Corporate Securities Law.  THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE.  THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

6.13
Dispute Resolution.  The parties hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement.

Exhibit 6 - Page 21

6.14
Additional Financing.  The manager and member of the Purchaser shall use their best efforts to raise an additional five million (5,000,000) dollars for the Company through equity investment(s) in the Company, on then-prevailing market terms, on or before December 31, 2012, including through an additional investment in the Company’s Common Stock on mutually agreeable terms and conditions.  For the avoidance of doubt, this section shall not construed to obligate the Purchaser to make an additional investment in the Company, or to obligate the Company to accept any investment, whether by the Purchaser or a third party.  By executing this Agreement on behalf of the Purchaser, the manager of the Purchaser also evidences agreement to his personal obligation under the preceding sentence.

[Signature page follows.]

Exhibit 6 - Page 22

IN WITNESS WHEREOF, the parties have executed this Series G Convertible Preferred Stock Purchase Agreement as of the date first written above.

COMPANY: By: /s/ Kurt May Name: Kurt May Title: President Address: PURCHASER: AR PARTNERS, LLC By: /s/ Ruslan Semechkin Ruslan Semechkin, Manager

[Signature Page to Series G Preferred Stock Purchase Agreement]

Exhibit 6 - Page 23

EXHIBIT A

FORM OF CERTIFICATE OF DESIGNATION

Exhibit 6 - Page 24

EXHIBIT B

FORM OF INVESTOR RIGHTS AGREEMENT

Exhibit 6 - Page 25

EXHIBIT C

MANAGEMENT RIGHTS LETTER

Exhibit 6 - Page 26

EXHIBIT D

DISCLOSURE SCHEDULES

DISCLOSURE SCHEDULES

The following are exceptions to the representations and warranties set forth in Article II of the Securities Purchase Agreement by and between International Stem Cell Corporation, a Delaware corporation (the “Company”), and the Purchaser identified on the signature pages thereto, dated as of March 9, 2012 (the “Agreement”), and should be considered an integral part of the Agreement.  Any terms defined in the Agreement shall have the same meaning when used in this Schedule as when used in the Agreement, unless the context indicates otherwise.  This Schedule of Exceptions is arranged in paragraphs corresponding to the numbered paragraphs contained in Article II.  However, any disclosure herein shall qualify all representations and warranties where such disclosure is appropriate and reasonably apparent.

2.1  Capitalization.  The capitalization of the Company is as shown in its most recently filed Quarterly Report on Form 10-Q, with these exceptions:

(1)                 Subsequent to the end of Q-3, 2011, the Company has issued 2,500,000_shares of Common Stock pursuant to its agreement with Aspire Capital and 232,900_shares of Common Stock upon exercise of warrants or employee stock options.,

(2)                 Subsequent to the end of Q-3, 2011, the Company has granted stock options under its 2010 Equity Participation Plan to purchase an aggregate of 100,000 shares of Common Stock at $0.66 per share and 409,000 shares of Common Stock at $0.49 per share.

2.7  SEC Reports.   The Company did not file its quarterly report for the first quarter of 2011 timely and restated certain previously reported items, as disclosed and filed with the SEC.  The quarterly reports for the second and third quarters of 2011 were filed timely.

Exhibit 6 - Page 27

EXHIBIT E

FORM OF LEGAL OPINION OF DLA PIPER

Exhibit 6 - Page 28

Exhibit 7

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "INTERNATIONAL STEM CELL CORPORATION", FILED IN THIS OFFICE ON THE NINTH DAY OF MARCH, A.D. 2012, AT 8:54 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

SECRETARY OF STATE
DELAWARE

Jeffrey W. Bullock, Secretary of State

3981766 8100

120291693

AUTHENTICATION: 9419506

DATE: 03-09-12

You may verify this certificate online
at corp.delaware.gov/authver.shtml

INTERNATIONAL STEM CELL CORPORATION

CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS OF THE SERIES G PREFERRED STOCK

The Board of Directors of International Stem Cell Corporation (the "Corporation") hereby provides for the issuance of a series of preferred stock of the Corporation and does hereby fix and determine the rights, preferences, privileges, restrictions, and other matters related to said series of preferred stock as follows:

1.           Designation of Series G Preferred Stock.  The shares of such series shall be designated as "Series G Preferred Stock" and the number of shares constituting such series shall be five million (5,000,000) shares of Series G Preferred Stock, par value $0.001 per share ("Series G Preferred Stock").

2.           Rank, Parity and Seniority.  The Series G Preferred Stock shall rank senior to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Common Stock, and any other capital stock of the Corporation that is junior to the Series G Preferred Stock (the "Junior Shares"), but junior to the Series D Preferred Stock as to liquidating distributions and dividends.  Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and any other series of Preferred Stock subsequently created that is junior to the Series G Preferred Stock may be referred to collectively in this Designation as "Junior Preferred Stock."

3.           Dividend Provisions – Accruing and Participating.

(a)           Accruing Series G Dividends.

(i)  rom the date of the issuance of any shares of Series G Preferred Stock, dividends at the rate per annum of six percent (6%) of the Base Amount per share shall accrue on such shares of Series G Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series G Preferred Stock) (the "Accruing Series G Dividends").  "Base Amount" shall mean the Series G Original Issue Price (defined below).

(ii)  Accruing Series G Dividends shall accrue and shall be cumulative and such Accruing Series G Dividends shall be paid, from funds lawfully available for the payment of dividends, to the holders of the Series G Preferred Stock upon the occurrence of a Liquidation Event or Deemed Liquidation Event (both defined in Section 4 below), unless arising from the Corporation’s insolvency.

Exhibit 7 -Page 1

(iii)  The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation other than dividends on the Series D Preferred Stock or any other series of preferred stock which may now or hereafter rank senior to the Series G Preferred Stock unless (in addition to the obtaining of any required consents) the holders of the Series G Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series G Preferred Stock in an amount at least equal to (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series G Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or Series G determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series G Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series G Preferred Stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Series G Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series G Preferred Stock pursuant to this Section 3 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series G Preferred Stock dividend.  The "Series G Original Issue Price" means one dollar ($1.00) per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series G Preferred Stock.

4.           Liquidation Preference.

(a)  Preference.  In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (each, a "Liquidation Event"), the holders of Series G Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Junior Preferred Stock and Common Stock, but only after payment in full of the liquidation preferences payable to holders of any shares of Series D Preferred Stock then outstanding, an amount per share equal to the sum of (i) one hundred percent (100%) of the Series G Original Issue Price (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes with respect to the Series G Preferred Stock), and (ii) any accrued but unpaid Accruing Series G Dividends attributable to such share of Series G Preferred Stock to which such holder is entitled  (such sum, the "Liquidation Amount").  If upon the occurrence of a Liquidation Event, the assets and funds legally available for distribution to stockholders shall be insufficient to permit the payment to all holders of Series G Preferred Stock of the full Liquidation Amount for such series, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series G Preferred Stock until one hundred percent (100%) of the Series G Original Issue Price and any accrued but unpaid Accruing Series G Dividends attributable to such shares of Series G Preferred Stock have been paid in full.  Such payments shall be distributed based on the preferential amounts each such holder of such series is otherwise entitled to receive.  For the avoidance of doubt, the Series G Preferred Stock shall rank senior to the Junior Preferred Stock in the distribution of assets of the Corporation in the event of any Liquidation Event.

Exhibit 7 -Page 2

(b)  Distributions of Residual Value to Holders of Common Stock.  After the payment of all preferential amounts required to be paid to the holders of each share of the Series G Preferred Stock upon a Liquidation Event, the assets and funds of the Corporation remaining available for distribution to stockholders, if any, shall be distributed among the holders of Junior Preferred Stock and Common Stock in accordance with the Certificate of Incorporation and Certificates of Designation relating to the Junior Preferred Stock.

(c)  Deemed Liquidation Events.  Unless waived by written approval or consent of the holders of at least sixty-seven percent (67%) of the outstanding shares of Series G Preferred Stock, voting together as a single class on an "as-converted" basis (the "Majority Series G Holders"), each of the following transactions shall be deemed to be a liquidation, dissolution or winding up of the Corporation as those terms are used in and for purposes of this Section 4 (each such event being a "Deemed Liquidation Event").  Written notice of such election shall be given to the Corporation at least ten (10) days prior to the effective date of any such event.

(i)  any reorganization, consolidation, merger or similar transaction or series of related transactions in which (A) the Corporation is a constituent corporation or a party thereto, or (B) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such combination transaction if, in either case, as a result of such transaction, the voting securities of the Corporation that are outstanding immediately prior to the consummation of such transaction (other than any such securities that are held by the acquiring organization) do not represent, or are not converted into, securities of the surviving or resulting corporation of such transaction (or such surviving or resulting corporation’s parent corporation if the surviving or resulting corporation is owned by the parent corporation) that, immediately after the consummation of such transaction, together possess at least a majority of the total voting power of all securities of such surviving or resulting corporation (or its parent corporation, if applicable) that are outstanding immediately after the consummation of such transaction; or

(ii)  a sale, lease or other transfer or disposition in any transaction or series of related transactions of all or substantially all of the assets, or the exclusive license of all or substantially all of the intellectual property, of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets (including intellectual property) of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, other disposition or license is to a wholly-owned subsidiary of the Corporation or is otherwise licensed in the ordinary course of business;

(iii)  (i) any transaction or series of related transactions occurring after the Original Issue Date, as a result of which, securities representing in excess of fifty percent (50%) of the voting power of the Corporation are transferred and/or issued and the stockholders of the Corporation immediately prior to such event hold less than fifty percent (50%) of the voting securities of the Corporation immediately after such event; or (ii) any transaction or series of related transactions involving any recapitalization, leveraged buyout, management buyout, reclassification of capital structure, or other redemption and recapitalization of shares of capital stock in which existing stockholders’ shares of capital stock are being redeemed or retired pursuant to a change in voting control, the principal purpose of which is to effect an acquisition of the Corporation, provided, however, notwithstanding anything contained in this Section 4(c)(iii) to the contrary, a Deemed Liquidation Event shall not include the issuance by the Corporation of shares of capital stock to existing or new stockholders where the principal purpose of the transaction (or series of related transactions) is the consummation of an equity financing designed to raise working capital for general corporate purposes or the acquisition of another company or technology rights.

Exhibit 7 -Page 3

(d)  Liquidating Redemption.  In the event of a Deemed Liquidation Event, if the Corporation does not effect a dissolution of the Corporation under the Delaware General Corporations Law within sixty (60) days after such Deemed Liquidation Event, then (A) the Corporation shall deliver a written notice to each holder of Series G Preferred Stock no later than the 60th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (B) to require the redemption of such shares of Series G Preferred Stock, and (B) if the Majority Series G Holders, as a single class, so request in a written instrument delivered to the Corporation not later than ninety (90) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or intellectual property licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, to the extent legally available therefor (collectively, the "Available Proceeds"), to redeem, on the 120th day after such Deemed Liquidation Event (the "Liquidation Redemption Date"), all outstanding shares of Series G Preferred Stock at a price equal to such amounts set forth in Subsection 4(a).  Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem in full all outstanding shares of Series G Preferred Stock, the Corporation shall redeem a pro rata portion of each holder’s shares of Series G Preferred Stock, ratably according to the number of outstanding shares of Series G Preferred Stock held by each holder thereof and multiplied by the Liquidation Amount attributable to such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor.  Prior to the distribution or redemption provided for in this subsection, the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses including, without limitation, discharge of tax liability incurred in connection with such Deemed Liquidation Event.

(e)           Consideration.  If any of the assets of this Corporation are to be distributed under this Section 4 in a form other than cash, the fair market value of such assets shall be determined in good faith by the Board of Directors, including a majority of the directors nominated by the holders of the Series G Preferred Stock.  Any securities shall be valued as follows:

(i)  Securities not subject to investment letter or other similar restrictions on free marketability covered by subparagraph (ii) below:

(A)  If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30) day period ending three days prior to the distribution;

Exhibit 7 -Page 4

(B)  If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three days prior to the distribution; and

(C)  If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors, including a majority of the directors nominated by the holders of the Series G Preferred Stock.

(ii)  The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in clause (i) (A), (B) or (C) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors, including a majority of the directors nominated by the holders of the Series G Preferred Stock.

(iii)  The Corporation shall give each holder of record of Series G Preferred Stock written notice of the transaction which, if effected, will constitute a Deemed Liquidation Event not later than ten (10) days prior to the stockholders' meeting called to approve such transaction, or ten (10) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction.  The first notice shall describe the material terms and conditions of the pending transaction and the applicable provisions of Section 4.  The Corporation shall thereafter give such holders prompt notice of any material changes in the terms of the pending transaction.  In the event the requirements of Section 4 are not complied with, the Corporation shall forthwith either:

(A)  cause such closing to be postponed until such time as the requirements of this Section 4 have been complied with; or

(B)  cancel such transaction, in which event the rights, preferences and privileges of the Series G Preferred Stock shall continue in effect in accordance with the terms of this Certificate of Designation, as the same may be amended and/or restated from time to time.

(f)   Allocation of Escrow Following Deemed Liquidation Event.  In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the merger or acquisition agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4(a) and (b) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event, and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4(a) and (b) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

Exhibit 7 -Page 5

5.           Conversion Rights.

The holders of Series G Preferred Stock shall have the following conversion rights (the "Conversion Rights"):

(a)  Right to Convert.  Each share of each series of Series G Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series G Original Issue Price (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations, and other similar capitalization changes with respect to the Series G Preferred Stock), by the Conversion Price for the Series G Preferred Stock (as defined below) in effect at the time of conversion.  Subject to adjustment as provided further herein, the initial Conversion Price of the Series G Preferred Stock shall initially be forty cents ($0.40) per share (the "Conversion Price"), accordingly, the initial conversion ratio for Series G Preferred Stock to Common Stock is 1:2.5.  The Conversion Price for the Series G Preferred Stock, and the rate at which shares of each series of Series G Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b)  Automatic Conversion.  All shares of Series G Preferred Stock then outstanding shall automatically be converted into shares of Common Stock, at the then effective Conversion Price, upon the vote or consent in writing of the Majority Series G Holders, as a single class, or at the time when the outstanding shares of Series G Preferred Stock shall be less then one million (1,000,000).

(c)  Fractional Shares.  Fractional shares of Common Stock will not be issued upon conversion of Series G Preferred Stock.  In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash in an amount equal to the product (calculated to the nearest cent) of such fraction and the fair market value of one share of Common Stock as determined in good faith by the Board of Directors.  Fractional shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series G Preferred Stock that the holder is then converting into Common Stock and the number of shares of Common Stock issuable upon conversion of such shares of Series G Preferred Stock.

(d)  Mechanics of Conversion.

(i)  Upon conversion of a share of Series G Preferred Stock pursuant to Section 5, any and all accrued but unpaid Accruing Series G Dividends with respect to such share shall be paid in cash when and to the extent the corporation has funds legally available therefor.

(ii)  Except as provided in subparagraph (iii) below, in order for a holder of Series G Preferred Stock to convert shares of Series G Preferred Stock into shares of Common Stock, such holder shall surrender the certificate(s) representing such shares of Series G Preferred Stock, at the office of the transfer agent for the Series G Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any portion of the shares of the Series G Preferred Stock represented by such certificate(s).  Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued.  If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing.  The date of receipt of such certificates and notice by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) shall be the conversion date ("Conversion Date").  If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion may at the option of any holder tendering Series G Preferred Stock for conversion, be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock issuable upon such conversion of Series G Preferred Stock shall not be deemed to have converted such Series G Preferred Stock until immediately prior to the closing of the sale of securities.  The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver to the holder of such Series G Preferred Stock, or to such holder's nominees, a certificate or certificates representing the number of shares of Common Stock to which such holder is entitled upon conversion of such Series G Preferred Stock and cash in payment of any Accruing Series G Dividends, together with cash in lieu of any fractional share.

Exhibit 7 -Page 6

(iii)  In the event of a conversion pursuant to Section 5(b) above, the outstanding shares of Series G Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agents.  Such automatic conversion shall be deemed to have been made on the effective date of the applicable vote or written consent or decrease in the number of outstanding shares of Series G Preferred Stock, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date which date shall be referred to herein as the "Automatic Conversion Date."  Immediately upon such automatic conversion, all shares of Series G Preferred Stock shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate, except only the right of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates representing the number of shares of Common Stock into which such Series G Preferred Stock has been converted and, if applicable, cash in payment of Accruing Series G Dividends, together with cash in lieu of any fractional share (as provided in Section 5(c) above).  In the event that the automatic conversion of Series G Preferred Stock is pursuant to the vote or consent of the Majority Series G Holders, the Majority Series G Holders shall give written notice to the Corporation and to each other holder of Series G Preferred Stock (the "Conversion Notice") promptly following the vote or consent, as applicable, that the shares of Series G Preferred Stock shall be converted to Common Stock.

(iv)  Promptly following the date on which the Majority Series G Holders give the Conversion Notice each holder of Series G Preferred Stock shall surrender to the Corporation or its transfer agent the certificate(s) representing such holder's Series G Preferred Stock together with a notice that states such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued.  If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing.  The Corporation shall not be obligated to issue certificates representing the shares of Common Stock issuable upon such automatic conversion or, if applicable, pay cash in payment of any Accruing Series G Dividends, unless and until the certificates representing such shares of Series G Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificate or certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, including an indemnity bond in such amount as the Corporation deems appropriate in its discretion.  As soon as practicable following the Automatic Conversion Date and the surrender by the holder of the certificate or certificates representing the Series G Preferred Stock to be converted, the Corporation shall cause to be issued and delivered to such holder, or to such holder's nominees, a certificate or certificates representing the number of shares of Common Stock to which such holder is entitled upon conversion of such Series G Preferred Stock and, if applicable, cash in payment of Accruing Series G Dividends, together with cash in lieu of any fractional share.

Exhibit 7 -Page 7

(v)  The Corporation shall at all times when shares of Series G Preferred Stock are outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of Series G Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series G Preferred Stock.  Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of Series G Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

(e)           Adjustments to Conversion Price for Diluting Issuances.

(i)  Special Definitions.  For purposes of this Section 5(e), the following definitions shall apply:

(A)  "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B)  "Original Issue Date" shall mean the date on which the first share of Series G Preferred Stock was issued by the Corporation to any stockholder.

(C)  "Convertible Securities" shall mean any evidence of indebtedness, shares or other securities (including preferred stock) directly or indirectly convertible into, or exercisable or exchangeable for, Common Stock.

(D)  "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 5(e)(iii) below, deemed to be issued) by the Corporation after the Original Issue Date, other than shares of Common Stock (or Options or Convertible Securities) issued (or pursuant to Section 5(e)(iii) below, deemed to be issued) by the Corporation:

Exhibit 7 -Page 8

(I)  upon the conversion of shares of Series G Preferred Stock or as a dividend or other distribution on the Series G Preferred Stock;

(II)  in a transaction described in Section 5(f), (g), (h) or (i) subject to compliance with the specific provisions set forth therein;

(III)  in a transaction approved by the Majority Series G Holders where the Majority Series G Holders waive the adjustment provisions of this Section 5(e); or

(IV)  shares of Common Stock (and/or options or warrants therefor) issued to parties that are providing the Corporation with equipment leases, real property leases, loans, credit lines, guaranties of indebtedness, cash price reductions, or similar transactions pursuant to debt financing or other commercial transactions, in each such case approved by the Board of Directors including a majority of the directors nominated by the holders of the Series G Preferred Stock; provided that, shares issued qualifying under this subsection (IV) and subsection (VII) shall not, in the aggregate, exceed $500,000 in value at issuance without the consent of the Majority Series G Holders;

(V)  shares of Common Stock issuable upon conversion or exercise of Convertible Securities outstanding as of the date of filing of this Certificate of Designation;

(VI)  shares issued or issuable pursuant to an acquisition of another business or a joint venture agreement approved by the Board of Directors including a majority of the directors nominated by the holders of the Series G Preferred Stock;

(VII)  shares issued or issuable in connection with sponsored research, collaboration, technology license, development, distribution, marketing or other similar arrangements or strategic partnerships or alliances approved by the Board of Directors including a majority of the directors nominated by the holders of the Series G Preferred Stock; provided that, shares issued qualifying under this subsection (IV) and subsection (VII) shall not, in the aggregate, exceed $500,000 in value at issuance without the consent of the Majority Series G Holders;

(VIII)  shares that are otherwise excluded by consent of the Majority Series G Holders; or

(IX)  shares issuable pursuant to the current employee benefit plans of the corporation or those approved in the future by the Board of Directors, including a majority of the directors nominated by the holders of the Series G Preferred Stock.

(E)  "Market Price" shall mean, with respect to one share of Common Stock on any date, the fair market value of such share determined in accordance with the method set forth in Section 4(d) above.

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(ii)  No Adjustment of Conversion Price.  No adjustment in the number of shares of Common Stock into which the Series G Preferred Stock is convertible shall be made, by adjustment in the applicable Conversion Price for Series G Preferred Stock unless the consideration per share (determined pursuant to Section 5(e)(v) below) for an Additional Share of Common Stock (or Options or Convertible Securities) issued or deemed to be issued by the Corporation is less than the Conversion Price for Series G Preferred Stock in effect on the date of, and immediately prior to, the issuance of such Additional Shares of Common Stock.  The anti-dilution provisions of this instrument may be waived with the written approval or consent of the Majority Series G Holders.

(iii)  Deemed Issuance of Additional Shares of Common Stock.  If the Corporation at any time, or from time to time, after the Original Issue Date shall issue any Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A)  no further adjustment in the Conversion Price for Series G Preferred Stock shall be made upon the subsequent issuance of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B)  if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issuance thereof, and any subsequent adjustment based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(C)  upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issuance thereof, and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if,

(I)  in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, that were actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issuance of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon such exercise, or for the issuance of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

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(II)  in the case of Options for Convertible Securities, only the Convertible Securities, if any, that were actually issued upon the exercise thereof were issued at the time of issuance of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issuance of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation upon the issuance of the Convertible Securities with respect to which such Options were actually exercised;

(D)  no readjustment pursuant to clause (C) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price on the original adjustment date, or (ii) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date;

(E)  in the case of any Options or Convertible Securities with a fluctuating conversion or exercise price or exchange ratio (a "Variable Rate Convertible Security"), then the price per share for which the Additional Shares of Common Stock is issuable upon such exercise of such Options or in the case of Convertible Securities or Options therefor, the conversion or exchange of such Convertible Securities for purposes of the calculation of the maximum number of shares issuable upon the exercise or conversion of such Variable Rate Convertible Securities contemplated by this Section 5(e)(iii) shall be deemed to be the lowest price per share which would be applicable (assuming all holding period and other conditions to any discounts contained in such Convertible Security have been satisfied) if the Market Price on the date of issuance of such Variable Rate Convertible Security was one hundred percent (100%) of the Market Price on such date (the "Assumed Variable Market Price").  Further, if the Market Price at any time or times thereafter is less than or equal to the Assumed Variable Market Price last used for making any adjustment under this Section 5(e)(iii)(E) with respect to any Variable Rate Convertible Security, the Conversion Price in effect at such time shall be readjusted to equal the Conversion Price which would have resulted if the Assumed Variable Market Price at the time of issuance of the Variable Rate Convertible Security had been one hundred percent (100%) of the Market Price existing at the time of the adjustment required by this sentence;

(F)  in the case of any Options which expire by their terms not more than thirty (30) days after the date of issuance thereof, no adjustments of the Conversion Price (for such series of Preferred Stock so affected) shall be made until the expiration or exercise of all such Options issued on the same date, whereupon such adjustment shall be made in the manner provided in clause (C) above, or until such number becomes determinable, as applicable; and

(G)  in the event of any change in the number of shares of Common Stock deliverable, in the consideration payable to this Corporation upon exercise of such Options or Convertible Securities or in the conversion rate, excluding any changes under or by reason of provisions designed to protect against dilution, the Conversion Price in effect at the time of such event shall be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities to the extent then outstanding provided for such changed number of shares, consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; provided that no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such Options or Convertible Securities; provided further no readjustment pursuant to this clause (G) shall have the effect of increasing the Conversion Price (for such series of Preferred Stock so affected) to an amount which exceeds the lower of (i) the Conversion Price on the original adjustment date, or (ii) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

Exhibit 7 -Page 11

(iv)  Anti-Dilution Adjustment of Conversion Price Upon Issuances of Additional Shares of Common Stock Below Conversion Price.  In the event the Corporation shall at any time after the Series G Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 5(e)(iii)), without consideration or for a consideration per share less than the Series G Conversion Price in effect immediately prior to such issue, then the Series G Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

(v)  CP2 = CP1*  (A + B) ÷ (A + C).

(vi)  For purposes of the foregoing formula, the following definitions shall apply:

(vii)  (I)  “CP2” shall mean the Series G Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(viii)  (II)  “CP1” shall mean the Series G Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(ix)  (III)  “A” shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series G Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(x)  (IV)  “B” shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(xi)  (V)  “C” shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(xii)  Determination of Consideration.  For purposes of this Section 5(e), the consideration received by the Corporation for the issuance of any Additional Shares of Common Stock shall be computed as follows:

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(A)  Cash and Property.  Such consideration shall:

(I)  insofar as it consists of cash, be the amount of cash received by the Corporation (including the proceeds of any convertible debt financing or debt financing with a warrant feature) deducting any underwriting or similar concessions, commissions or compensation paid or allowed by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(II)  insofar as it consists of property other than cash, be the fair market value thereof at the time of such issuance, as determined in good faith by the Board of Directors including a majority of the directors nominated by the holders of the Series G Preferred Stock; and

(III)  in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board of Directors including a majority of the directors nominated by the holders of the Series G Preferred Stock.

(B)  Options and Convertible Securities.  The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5(e)(iii) above, relating to Options and Convertible Securities, shall be determined by dividing:

(x)  the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(y)  the maximum number of shares of Common Stock (as set forth in the instruments relating thereto without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(f)  Adjustment for Stock Splits and Combinations.  If the Corporation shall at any time, or from time to time, after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price then in effect for Series G Preferred Stock immediately before that subdivision shall be proportionately decreased.  If the Corporation shall at any time, or from time to time, after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price then in effect for Series G Preferred Stock immediately before the combination shall be proportionately increased.  Any adjustment under this subsection shall become effective concurrently with the effectiveness of such subdivision or combination.

Exhibit 7 -Page 13

(g)  Adjustment for Common Stock Dividends and Distributions.  If the Corporation at any time, or from time to time, after the Original Issue Date, shall make or issue a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price then in effect for Series G Preferred Stock shall be decreased concurrently with the issuance of such dividend or distribution, by multiplying the Conversion Price then in effect for Series G Preferred Stock by a fraction: (x) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and (y) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(h)  Adjustments for Other Dividends and Distributions.  In the event the Corporation at any time, or from time to time, after the Original Issue Date shall make or issue a dividend or other distribution payable in property (other than cash) or securities of the Corporation other than shares of Common Stock (and other than as otherwise adjusted in this Section 5), then and in each such event provision shall be made so that the holders of Series G Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of property or securities of the Corporation that they would have received had their Series G Preferred Stock been converted into Common Stock immediately preceding the record date for the determination of stockholders entitled to receive such dividend or other distribution.

(i)  Adjustment for Recapitalization, Reclassification, Exchange or Substitution.  If the Common Stock issuable upon the conversion of the Series G Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, exchange, substitution or other similar event (other than pursuant to subsections (f), (g) and (h) above or a Deemed Liquidation Event), each holder of Series G Preferred Stock shall thereafter receive upon conversion of such Series G Preferred Stock, in lieu of the number of shares of Common Stock which such holder would otherwise have been entitled to receive, the number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of the shares of Series G Preferred Stock held by such holder of Series G Preferred Stock would have been entitled to receive upon such recapitalization, reclassification, exchange, substitution or other similar event.

(j)   No Impairment.  The Corporation will not, by amendment of this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Series G Preferred Stock to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this instrument and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of Series G Preferred Stock against impairment or dilution of value.

(k)  Certificate as to Adjustments.  Upon the occurrence of each adjustment of the Conversion Price for Series G Preferred Stock pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment in accordance with the terms hereof and furnish to each holder of Series G Preferred Stock so affected a certificate setting forth such adjustment and showing in reasonable detail the facts upon which such adjustment is based.  The Corporation shall, upon the written request at any time of any holder of Series G Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments, (ii) the Conversion Price then in effect, and (iii) the number of shares of Common Stock and the amount, if any, of any other property which would then be received upon the conversion of Series G Preferred Stock.

Exhibit 7 -Page 14

(l)  Notices of Record Date.  In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Corporation shall mail to each holder of Series G Preferred Stock at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

(m)  Notices.  All notices hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the person to be notified; (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five (5) days after having been sent by first class mail, return receipt requested, postage prepaid; or (iv) by electronic transmission (email) but accompanied or confirmed by electronic verification of receipt; or (v) the next business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the holder at its address and/or facsimile number appearing on the books of the Corporation.

6.           Status of Converted Stock.  In the event any shares of Series G Preferred Stock shall be converted pursuant to Section 5 hereof, the shares so converted shall be cancelled and retired and shall be returned to the status of undesignated preferred stock.

7.           Voting Rights.

(a)  Preferred Stock Voting Rights.  Except as may be otherwise provided in this Certificate of Designation, the Series G Preferred Stock shall vote together with all other classes and series of stock of the Corporation, including the Common Stock, as a single class on all actions to be taken by the stockholders of the Corporation.  Each share of Series G Preferred Stock shall entitle the holder thereof to such number of votes per share on each action as shall equal the number of shares of Common Stock into which such share of Series G Preferred Stock is convertible on the record date for determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.  The holders of Series G Preferred Stock shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.  Subject to the other provisions of this Certificate of Designation, each holder of Series G Preferred Stock shall have full voting rights and powers, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (as in effect at the time in question) and applicable law, and shall be entitled to vote, together with the holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote, except as may be prohibited by applicable law.  Except as otherwise expressly provided herein or required by applicable law, the holders of Series G Preferred Stock and the holders of Common Stock shall vote together as a single class and not as separate classes

Exhibit 7 -Page 15

8.           Election of Board of Directors.

(a)  Board Composition.  For so long as there are one million (1,000,000) shares of Series G Preferred Stock outstanding (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes with respect to the Series G Preferred Stock), the Board of Directors shall be elected by the stockholders, subject to the following provisions and the rights of holders of other series of Preferred Stock:

(i)  The Board of Directors shall consist of seven (7) members.

(ii)  The Majority Series G holders shall have the initial right to nominate two (2) directors, at least one of which nominees shall be subject to the approval of the Corporation’s “independent” directors (as defined in the NASDAQ Marketplace Rules). The Corporation’s independent directors (or a committee of independent directors responsible for nominating director candidates) shall review the “independence” of the initial nominees (without taking account of the nominees’ status as Series G director nominees) and the independent directors shall not unreasonably withhold such approval of the initial Series G nominees. Once a Series G nominee is so approved, the nominee shall be placed on the ballot for election of directors by the stockholders at the Corporation’s next annual meeting of stockholders, or, elected by the full Board of Directors to fill a vacancy, as the case may be. The initial directors elected pursuant to this subparagraph are sometimes referred to as the “Initial Series G Directors.”

(iii)  The Initial Series G Directors will be evaluated as candidates for re-election at subsequent annual meetings of stockholders by the independent directors or a committee of independent directors; and the holders of Series G Preferred will not have separate approval rights with respect to the nominations, although the holders of Series G Preferred will be entitled to express their views on the potential nominations for re-election as part of the process conducted by the independent directors.

(iv)  If an Initial Series G Director ceases to serve as a director, then a majority of the Series G holders shall have the sole right to nominate and elect a replacement director, provided that at all times at least one of the Series G directors shall be an independent director as provided in the Nasdaq Marketplace Rules (or the applicable rules of another exchange if the shares of common stock are listed on such other exchange). If the director so replaced is not required to be an independent director (because the other Series G director is an independent director), then the Series G shareholders may determine in their discretion by majority vote whether to re-elect such director at the next annual election of directors. However, if the director to be replaced is required to be an independent director (because the other Series G director is not independent), then such proposed nominee shall be subject to the approval of the Corporation’s independent directors or a committee of independent directors as provided in subparagraph (ii) above.

Exhibit 7 -Page 16

(v)  Notwithstanding the foregoing, if the Board of Directors authorizes the listing of the Corporation’s common stock on an exchange having director independence requirements, the Series G holders will, in cooperation with other preferred holders and the Board of Directors, negotiate appropriate arrangements to ensure that the composition of the Board of Directors and its committees will comply with the applicable rules of such exchange. Nothing in this subsection (v) shall be construed to modify the rights and preferences of the existing preferred stockholders.

(b)  Removal.  Subject to Section 141(k) of the Delaware General Corporation Law, any director who shall have been elected to the Board of Directors by the holders of any specified class of stock, or by any director or directors elected by holders of any specified class of stock as provided above, may be removed during his or her term of office, without cause, by, and only by, the affirmative vote of shares representing a majority of the voting power, on an as-converted basis, of all the outstanding shares of such specified class of stock entitled to vote, given either at a meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders without a meeting, and any vacancy created by such removal may be filled only in the manner provided in Subsection 8(a).

(c)  Procedures.  Any meeting of the holders of any specified class of stock, and any action taken by the holders of any specified class of stock by written consent without a meeting, in order to elect or remove a director under this Section 8, shall be held in accordance with the procedures and provisions of the Corporation’s Bylaws, the Delaware General Corporation Law and applicable law regarding stockholder meetings and stockholder actions by written consent, as such are then in effect (including but not limited to procedures and provisions for determining the record date for shares entitled to vote).

9.  Protective Provisions.  For so long as there are one million (1,000,000) shares of Series G Preferred Stock outstanding (as adjusted for any stock splits, stock dividends, reverse stock splits, stock combinations and other similar capitalization changes with respect to the Series G Preferred Stock), the Corporation shall not, and shall not permit any subsidiary to, without the prior written consent or affirmative vote of the Majority Series G Holders, consenting or voting together as a single class:

(a)  amend, alter, or repeal any provision of the Certificate of Incorporation, certificates of designation, Bylaws or other document or agreement in a manner adverse to the Series G Preferred Stock; or

(b)  alter the percentage of board seats held by the Series G Directors; or

(c)  increase the authorized number of shares of Series G Preferred Stock.

10.  Amendments or Waivers.  The rights, preferences, privileges and other terms of the Series G Preferred Stock may be amended or waived as to all shares of Series G Preferred Stock in any instance where such amendment or waiver impacts only the Series G Preferred Stock upon the written agreement of the holders of a majority of the outstanding shares of Series G Preferred Stock (without the necessity of convening any meeting of stockholders).

**************************

Exhibit 7 -Page 17

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 8th day of March 2012.

By:  /s/ Kurt May
Name:  Kurt May
Title:  President

Exhibit 7 -Page 18

Exhibit 8

March 9, 2012

Mr. Ruslan Semechkin, Manager
AR Partners, LLC
5950 Priestly Drive
Carlsbad, CA 92008

Re:           Management Rights

Dear Mr. Semechkin:

This letter will confirm our agreement that pursuant to and effective as of the purchase by AR Partners, LLC (“Investor”) of 5,000,000 shares of Series G Preferred Stock of International Stem Cell Corporation (“Company”), the Investor shall be entitled to the following contractual management rights:

1.	Investor will be granted access to Company facilities and personnel during normal business hours and with reasonable advance notification.

2.	Company will deliver to Investor annual and quarterly financial statements, and other financial information as may be reasonably required by Investor.

3.	Company will provide the Series G directors monthly financial statements in the same level of detail as are provided to the President and/or CEO.

           Investor agrees that it will keep confidential (and will cause the parties to whom it discloses to keep confidential) and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this section by Investor), (b) is or has been independently developed or conceived by the Investor without use of Company’s confidential information, or (c) is or has been made known or disclosed to Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company and who are informed of the obligation of confidentiality; (ii) to any affiliate, partner, member, stockholder, or wholly owned subsidiary of Investor in the ordinary course of business and who are informed of the obligation of confidentiality; or (iii) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.  The Investor shall be responsible for any breaches of these confidentiality obligations by persons who receive information from the Investors.  Investor acknowledges that certain of the confidential information obtained from the Company pursuant to the terms of this Agreement may be deemed to be material non-public information.  As a result, the Investor and its representatives who receive the such confidential information shall be restricted from transacting in the public shares of the Company or discussing the Company with persons other than the Company or Seller while in possession of such material non-public information.

Exhibit 8 - Page 1

March 9, 2012

Investor acknowledges that receipt of operating budgets and other information not available to the public may constitute material nonpublic information which may prevent them from buying or selling securities of the Company in the open market.  Accordingly, Investor may request the Company to not provide such information at any time.

The rights described herein shall terminate and be of no further force or effect upon such time as the Investor or its affiliates hold less than 1,000,000 shares of the Series G Preferred Stock.

Very truly yours,
INTERNATIONAL STEM CELL CORPORATION By: Kenneth C. Aldrich
Name: Kenneth C. Aldrich
Title: Co-Chairman
Agreed and Accepted:
INVESTOR: AR PARTNERS, LLC
/s/ Ruslan Semechkin Ruslan Semechkin, Manager

[Signature Page to Management Rights Letter]

Exhibit 8 - Page 2

Exhibit 9

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT
(International Stem Cell Corporation)

THIS AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT (this “Agreement”) is made as of the 9th day of March 2012, by and among International Stem Cell Corporation, a Delaware corporation (the “Company”), LLC, a Delaware limited liability company, (the “Series G Investor”) and each of the investors listed on Schedule A of the Investors’ Rights Agreement made as of December 30, 2008 (each a “Series D Investor” and together with the Series G Investor, each an “Investor” as set forth on Schedule A hereto)

RECITALS

WHEREAS, the Company and the Series D Investor are parties to the Investors’ Rights Agreement, dated as of December 30, 2008, by and among the Company and the Series D Investors (the “Series D Investor Rights Agreement”), which governs certain rights of the Series D Investors, as holders of all of the issued and outstanding Series D Preferred Stock in the Company (the “Series D Preferred Stock”), including, but not limited to, the right of the Series D Investors to participate in future equity offerings by the Company;

WHEREAS, the Series G Investor and the Company are parties to the Series G Preferred Stock Purchase Agreement dated of even date herewith (“Series G Purchase Agreement”), and in order to induce the Series G Investor to invest funds in the Company as contemplated in the Series G Purchase Agreement, the Company has agreed to grant the Series G Investor certain rights that are consistent with those granted to the Series D Investors under the Series D Investors Rights Agreement; and

WHEREAS, the Company, the Series D Investors and the Series G Investor agree to amend and restated the Series D Investor Rights Agreement in its entirety as set forth in this Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

1.	Definitions. For purposes of this Agreement:

1.1
“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2	“Common Stock” means shares of the Company’s common stock, par value $0.001 per share.

Exhibit 9 - Page 1

1.3	“Derivative Securities” means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.4	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.5	“GAAP” means generally accepted accounting principles in the United States.

1.6
“Key Employee” means any executive-level employee (including division director and vice president-level positions) as well as any employee who, either alone or in concert with others, develops, invents, programs, or designs any Company Intellectual Property (as defined in the Series G Purchase Agreement).

1.7
“New Securities” means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.8	“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.9	“Preferred Stock” means, collectively, shares of the Company’s Series A, B, C, D and G Preferred Stock.

1.10	“SEC” means the Securities and Exchange Commission.

1.11	“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.12
“Series C Director” means any director of the Company that the holders of record of the Series C Preferred Stock are entitled to elect pursuant to the Company’s Series C Preferred Stock Certificate of Designation.

1.13
“Series D Director” means any director of the Company that the holders of record of the Series D Preferred Stock are entitled to elect pursuant to the Company’s Series D Preferred Stock Certificate of Designation.

1.14	“Series D Preferred Stock” means shares of the Company’s Series D Preferred Stock, par value $0.001 per share.

1.15
“Series G Director” means any director of the Company that the holders of record of the Series G Preferred Stock are entitled to nominate pursuant to the Company’s Series G Preferred Stock Certificate of Designation.”

Exhibit 9 - Page 2

1.16	“Series G Preferred Stock” means shares of the Company’s Series G Preferred Stock, par value $0.001 per share.”

2.	Rights to Future Stock Issuances.

2.1
Participation Right.  If, at any time after the date of this Agreement and prior to the termination of this participation right pursuant to subsection 2.5, the Company should desire to issue in a transaction not registered under the Securities Act any New Securities (as hereinafter defined), it shall give each Investor the right to purchase such Investor’s pro rata share (or any part thereof) of all of such privately offered New Securities on the same terms as the Company is willing to sell such New Securities to any other person, for a period of thirty (30) calendar days after the initial issuance of such New Securities.  Each such Investor’s pro rata share of the New Securities shall be equal to that percentage of the outstanding Common Stock of the Company held by such Investor on the date of delivery of notice to such Investor, as set forth in Section 2.2 below, of the Company’s intention to sell and issue such New Securities.  For purposes of this subsection 2.1, the outstanding Common Stock of the Company shall include (i) outstanding shares of Common Stock, and (ii) shares of Common Stock issued or issuable upon exercise and/or conversion of any then outstanding options, warrants and Preferred Stock of the Company.

2.2
Notice; Over-Allotment.  Promptly after the sale or issuance by the Company of any New Securities, the Company shall notify in writing each such Investor of the sale and issuance of such securities, setting forth the terms of such sale.  Within seven (7) days after receipt of such notice, each such Investor shall notify the Company whether such Investor desires to purchase such Investor’s pro rata share, or any part thereof, of the New Securities so offered.  If such Investor elects to purchase such Investor’s pro rata share, as applicable, then such Investor shall have a right of over-allotment such that if any other Investor fails to purchase such Investor’s pro rata share of the New Securities, such Investors who have elected to purchase their pro rata shares may purchase, on a pro rata basis, that portion of the New Securities which such other Investor(s) elected not to purchase.

2.3
Closing of Investor Purchases.  If an Investor gives the Company notice that such Investor desires to purchase any of the New Securities offered by the Company, payment for the New Securities shall be by check or wire transfer, against delivery of the New Securities at the executive offices of the Company within twenty (20) days after giving the Company such notice.  The Company shall take all such action as may be required by any regulatory authority in connection with the exercise by such Investor of the right to purchase New Securities as set forth in this Section 2.

Exhibit 9 - Page 3

2.4
Exempted Issuances.  The participation right contained in this Section 2 shall not apply to the issuance by the Company of New Securities (i) upon conversion or exercise of any outstanding securities; (ii) to officers, directors or employees of, or consultants to, the Company pursuant to a warrant, stock grant, option agreement or plan, purchase plan or other employee stock incentive program or agreement approved by the Board of Directors; (iii) in connection with the acquisition by the Company of another business entity or majority ownership thereof approved by the Board of Directors; (iv) to lease companies, real estate lessors, banks or financial institutions, in connection with any lease or debt financing transaction approved by the Board of Directors; (v) to purchase equipment or services; (vi) upon exercise of warrants outstanding as of the date of this Agreement; (vii) in connection with any stock split, stock dividend, distribution, recapitalization or similar event; (viii) in connection with a strategic investment and/or acquisition of technology or intellectual property not principally for equity financing purposes approved by the Board of Directors; (ix) pursuant to the Series G Purchase Agreement, including without limitation issuances of shares of Series D Preferred Stock or Series G Preferred Stock; (x) in any registered offering; or (x) by way of a dividend or other distribution on New Securities described in the foregoing clauses (i) through (x).

2.5
Termination.  The participation right set forth in this Section 2 shall terminate and be of no further force and effect upon such time as the Investor or its affiliates hold less than five (5) shares of Series D Preferred Stock.

3.	Additional Covenants.

3.1
Insurance.  The Company shall use its commercially reasonable efforts to obtain, within ninety (90) days of the date hereof, from financially sound and reputable insurers Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board of Directors, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued.  The policy shall not be cancelable by the Company without prior approval by the Board of Directors including the Series C, D and G Directors.

3.2
Employee Agreements.  The Company will cause each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement.  In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Board of Directors.

3.3
Matters Requiring Investor Director Approval.  So long as the holders of Series D Preferred Stock or Series G Preferred Stock are entitled to elect a Series D Director or nominate a Series G Director, respectively, the Company hereby covenants and agrees with each of the Investors that it shall not, without approval of the Board of Directors, which approval must include the affirmative vote of the Series C, Series D and Series G Directors:

Exhibit 9 - Page 4

3.3.1
make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned (directly or indirectly) by the Company;

3.3.2
make, or permit any subsidiary to make, any loan or advance to any Person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors;

3.3.3
guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

3.3.4	make any investment inconsistent with any investment policy approved by the Board of Directors;

3.3.5	incur any aggregate indebtedness in excess of $100,000 that is not already included in a budget approved by the Board of Directors, other than trade credit incurred in the ordinary course of business;

3.3.6
otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person, except for transactions contemplated by this Agreement, the Series D Purchase Agreement and Series G Purchase Agreement, and the Employment Agreements; transactions resulting in payments to or by the Company in an aggregate amount less than $60,000 per year; or transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company’s business and upon fair and reasonable terms that are approved by a majority of the Board of Directors;

3.3.7	increase the compensation of the executive officers, including approving the creation or amendment of any option plans under which grants or stock awards may be made to executive officers;

3.3.8	change the principal business of the Company, enter new lines of business, or exit the current line of business;

Exhibit 9 - Page 5

3.3.9	sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business.

3.4
Board Matters.  Unless otherwise determined by the vote of a majority of the directors then in office, the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule.  The Company shall reimburse the nonemployee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company’s travel policy) in connection with attending meetings of the Board of Directors.  Except where prohibited by applicable law or where required by applicable listing standards or to obtain the benefit of an applicable rule or regulation (such as Rule 16b-3 or the exemptions provided under IRC §162(m)), each committee of the Company's Board of Directors shall include at least one Series C, Series D or Series G Director.

3.5
Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company’s Bylaws, its Certificate of Incorporation, or elsewhere, as the case may be.

4.	Miscellaneous.

4.1
Successors and Assigns.  The rights under this Agreement may be assigned (but only with all related obligations) by an Investor without the Company's consent, so long as the assignee acquires the Investor’s ownership interest in the Company.

4.2
Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.3
Counterparts; Facsimile.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4	Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5
Notices.  Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery and if a fax number has been provided, upon delivery (with answerback confirmed), addressed to a party at its address and the fax number, if any, shown below or at such other address and fax number as such party may designate by three days advance notice to the other party.

Exhibit 9 - Page 6

Any notice to the Investor shall be sent to the addresses set forth on Schedule A, with a copy to:

McLane, Graf, Raulerson & Middleton, Professional Association
900 Elm Street
P.O. Box 326
Manchester, NH  03105-0326
Attention:  Thomas W. Hildreth, Esquire
Telephone:  603-628-1177
Fax:  603-625-5650

Any notice to the Company shall be sent to:

International Stem Cell Corporation
2595 Jason Court
Oceanside, CA 92056
Telephone: 760-940-6383
Fax: 760-940-6387

with a copy to:

DLA Piper US LLP
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
Attention:  Douglas J. Rein, Esquire
Telephone: 858-677-1443
Fax: 858-638-5043

4.6
Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Investors holding a majority in interest of the Series D Preferred Stock and Series G Preferred Stock, voting together, then outstanding.  Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion.  No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

Exhibit 9 - Page 7

4.7
Severability.  In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

4.8
Additional Investors.  Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company’s Series D Preferred Stock or Series G Preferred Stock after the date hereof, whether pursuant to the Series D Purchase Agreement or Series G Purchase Agreement, or otherwise, any purchaser of such shares of Series D Preferred Stock or Series G Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an “Investor” for all purposes hereunder.  No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an “Investor” hereunder.

4.9
Entire Agreement.  This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

4.10	Termination. This Agreement shall terminate at such time as there no longer are any shares of Series D Preferred Stock and Series G Preferred Stock remain outstanding.

[Signature page follows.]

Exhibit 9 - Page 8

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INTERNATIONAL STEM CELL CORPORATION

By: /s/ Kurt May
Name: Kurt May Title: President

INVESTOR:
AR Partners, LLC

By: /s/ Ruslan Semechkin
Name: Ruslan Semechkin Title: Manager

/s/ Andrey Semechkin Andrey Semechkin

/s/ Ruslan Semechkin Ruslan Semechkin

X-Master, Inc.

By: /s/ Ruslan Semechkin
Name: Ruslan Semechkin Title: President

[Signature page for Investors' Rights Agreement]

Exhibit 9 - Page 9

SCHEDULE A
Investors

Series D Investors

Andrey Semechkin
1 Overlook Drive, #11
Amherst, NH  03031

Ruslan Semechkin
1 Overlook Drive, #11
Amherst, NH  03031

X-Master, Inc.
1 Overlook Drive, #11
Amherst, NH  03031

Series G Investor

AR Partners, LLC
5950 Priestly Drive
Carlsbad, CA 92008

Exhibit 9 - Page 10